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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(L) OR 13(E)(L)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

COGENT, INC.
(Name of Subject Company (Issuer))

3M COMPANY
VENTURA ACQUISITION CORPORATION
(Name of Filing Persons (Offerors))

Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)

19239Y 10 8
(CUSIP Number of Class of Securities)

Gregg M. Larson
Deputy General Counsel and Secretary
3M Company
3M Center
St. Paul, Minnesota 55133
(651) 733-2204
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Christopher E. Austin
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
(212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$950,582,062.50	$67,776.50

*
Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-1l(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Transaction Valuation was calculated on the basis of (a) 90,531,625 shares of common stock, $0.001 par value per share, of Cogent, Inc. (the "Shares"), the estimated maximum number of Common Shares that may be acquired in this tender offer (representing as of August 27, 2010 (i) 88,389,700 Common Shares issued and outstanding, (ii) 1,144,226 Common Shares issuable upon the exercise of outstanding options and (iii) 997,699 Common Shares issuable upon the exercise of outstanding restricted stock units), multiplied by (b) the offer price of $10.50 per Common Share.

**
The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009, by multiplying the transaction value by 0.00007130.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $67,776.50	Filing Party: 3M Company, Ventura Acquisition Corporation
Form or Registration No.: Schedule TO	Date Filed: September 10, 2010
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 2 ("Amendment No. 2") amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") originally filed on September 10, 2010, as amended and supplemented by Amendment No. 1 filed on September 16, 2010, by Ventura Acquisition Corporation, a Delaware corporation ("Purchaser") and a direct wholly-owned subsidiary of 3M Company, a Delaware corporation ("3M"), to purchase all outstanding shares of common stock, par value $0.001 (the "Shares"), of Cogent, Inc., a Delaware corporation ("Cogent"), at a price of $10.50 per share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 10, 2010 (the "Offer to Purchase"), which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal and Notice of Guaranteed Delivery, which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(B) and (a)(1)(C), respectively, which, together with any amendments or supplements thereto, collectively constitute the "Offer."

        All capitalized terms used in this Amendment No. 2 without definition have the meanings ascribed to them in the Schedule TO.

        The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Item 2.    Subject Company Information

        The Offer to Purchase is hereby amended by:

        On page 15 of the Offer to Purchase, deleting the last two sentences of the first paragraph under "Prospective Financial Information".

        On page 15 of the Offer to Purchase, amending and restating the first sentence of the third paragraph under "Prospective Financial Information" in its entirety as follows:

  "It is our understanding that this prospective financial information was prepared by Cogent solely for internal use and was not prepared with a view toward public disclosure, or with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles ("GAAP")."

        On page 16 of the Offer to Purchase, adding the following as a new seventh paragraph under "Prospective Financial Information":

  "Certain of the prospective financial information set forth herein, including non-GAAP total gross profit, total operating expenses, EBIT and EBITDA, may be considered non-GAAP financial measures. We understand that Cogent provided this information to potential acquirors because Cogent believed it could be useful in evaluating, on a prospective basis, Cogent's potential operating performance and cash flow. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Cogent may not be comparable to similarly titled amounts used by other companies. The information below that reconciles certain non-GAAP financial measures to GAAP amounts was provided to Purchaser by Cogent after commencement of the Offer."

        On page 16, replacing the table in its entirety with the following table and footnotes:

	2010*	2011*	2012*	2013*	2014*	2015*
	FY	FY	FY	FY	FY	FY
	(amounts in thousands)
Total Revenue (GAAP)	$140,005	$166,458	$182,544	$203,917	$227,419	$248,272
Total Gross Profit (non-GAAP)	$92,797	$94,787	$106,351	$116,299	$130,609	$143,553
Total Operating Expenses (non-GAAP)	$41,854	$46,140	$51,028	$56,611	$62,992	$70,294
EBIT (non-GAAP)	$50,942	$48,647	$55,323	$59,688	$67,617	$73,259
EBITDA (non-GAAP)	$53,942	$51,722	$58,475	$62,919	$70,928	$76,654
GAAP TO NON-GAAP RECONCILIATION
Total Gross Profit
Total Gross Profit (GAAP)	$91,594	$93,357	$104,783	$114,548	$128,656	$141,421
Share-Based Compensation Expense(1)	$1,203	$1,430	$1,568	$1,751	$1,953	$2,132

Total Gross Profit (non-GAAP)	$92,797	$94,787	$106,351	$116,299	$130,609	$143,553

Total Operating Expenses
Total Operating Expenses (GAAP)	$44,517	$49,305	$54,499	$60,488	$67,317	$75,015
Share-Based Compensation Expense(2)	$2,662	$3,165	$3,471	$3,877	$4,324	$4,721

Total Operating Expenses (non-GAAP)	$41,854	$46,140	$51,028	$56,611	$62,992	$70,294

EBIT and EBITDA
Net Income (GAAP)	$33,527	$33,060	$37,268	$40,018	$44,951	$48,584
Income Tax (GAAP)(3)	$21,435	$21,137	$23,827	$25,586	$28,739	$31,062
Interest Income(4)	$(7,884)	$(10,145)	$(10,811)	$(11,545)	$(12,352)	$(13,240)
Total Share-Based Compensation Expense(5)	$3,865	$4,595	$5,039	$5,629	$6,278	$6,853

EBIT (non-GAAP)	$50,942	$48,647	$55,323	$59,688	$67,617	$73,259

Depreciation and Amortization Expense	$3,000	$3,075	$3,152	$3,231	$3,331	$3,394

EBITDA (non-GAAP)	$53,942	$51,722	$58,475	$62,919	$70,928	$76,654

*
The prospective information includes certain assumptions about new revenue opportunities that Cogent had separately identified to 3M.

(1)
Assumes share-based compensation expense allocated to cost of product revenues and cost of maintenance and services revenues equal to 31.1% of total share-based compensation expense for all periods.

(2)
Assumes share-based compensation expense allocated to research and development, selling and marketing and general and administrative equal to 68.9% of total share-based compensation expense for all periods.

(3)
Assumes a tax rate of 39% for all periods.

(4)
Assumes an interest income rate of 1.4% for FY 2010 and an interest income rate of 1.8% for all other periods.

(5)
Assumes share-based compensation expense of 2.8% of total revenue for all periods."

Item 4.    Terms of the Transaction

        The Offer to Purchase is hereby amended by:

        On page 4 of the Offer to Purchase, amending and restating the first sentence of the tenth paragraph of Section 1 entitled "Terms of the Offer" in its entirety as follows:

  "Any extension or amendment of the Offer, waiver of a condition of the Offer, delay in acceptance for payment or payment or termination of the Offer, will be followed promptly by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rules 14d-4(d), 14d-6(c), and 14e-1(d) under the Exchange Act."

        On page 8 of the Offer to Purchase, amending and restating the first sentence of the last paragraph of Section 3 entitled "Procedures for Tendering Shares" in its entirety as follows:

  "All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by Purchaser in its sole and absolute discretion, which determination shall be final and binding on all parties, subject to the right of any such party to dispute such determination in a court of competent jurisdiction."

        On page 8 of the Offer to Purchase, amending and restating the last sentence of the last paragraph of Section 3 entitled "Procedures for Tendering Shares" in its entirety as follows:

  "Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto and any other document related to the Offer) will be final and binding on all parties, subject to the right of any such party to dispute such interpretation in a court of competent jurisdiction."

        On page 9 of the Offer to Purchase, amending and restating the first sentence of the third paragraph of Section 4 entitled "Withdrawal Rights" in its entirety as follows:

  "All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, which determination shall be final and binding on all parties, subject to the right of any such party to dispute such determination in a court of competent jurisdiction."

        On page 36 of the Offer to Purchase, amending and restating paragraph (iii)(G) of Section 13 entitled "Conditions of the Offer" in its entirety as follows:

  "G. the Merger Agreement shall have been terminated in accordance with its terms;

  which, in our sole and reasonable judgment, in any such case, makes it inadvisable to proceed with such acceptance for payment or payment."

        On page 36 of the Offer to Purchase, amending and restating the last paragraph of Section 13 entitled "Conditions to the Offer" in its entirety as follows:

  "The foregoing conditions are for our sole benefit and, subject to the terms of the Merger Agreement, may be waived by us in our sole discretion in whole or in part at any time or from time to time prior to the acceptance of Shares for payment. Any reference to Exhibit A to the Merger Agreement or in the Merger Agreement to a condition or requirement being satisfied shall be deemed met if such condition or requirement is so waived. Purchaser will terminate the Offer only pursuant to the specified conditions described in this Offer to Purchase. The failure by us or any of our affiliates at any time to exercise any of the foregoing rights shall not be deemed a waiver of such any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right."

Item 7.    Source and Amount of Funds or Other Consideration.

        The Offer to Purchase is hereby amended by:

        On page 34 of the Offer to Purchase, deleting the third sentence of the paragraph under Section 12 entitled "Source and Amount of Funds" and replacing it with the following:

  "We expect to fund these payments with funds provided by 3M to Purchaser, either as a capital contribution or as an intercompany loan. (The terms of any such intercompany loan have not yet been determined.) 3M will obtain such funds from cash on hand and/or cash generated from general corporate activities, including the issuance of commercial paper in the ordinary course of business. 3M and Purchaser do not have any alternative financing plans or arrangements."

Item 9.    Persons/Assets Retained/Employed, Compensated or Used.

        The Offer to Purchase is hereby amended by:

        On page 21 of the Offer to Purchase, amending and restating the penultimate paragraph under Section 10 entitled "Background of the Offer; Contacts with Cogent" in its entirety as follows:

  "On August 24, 2010, 3M provided to eight key employees of Cogent forms of retention agreements, which contained proposed terms regarding the amount of retention payments, non-competition restrictions and provisions related to the ownership of intellectual property used by Cogent.

  On August 25, 2010, certain of the key employees who were being represented by Morrison provided their comments to the form retention agreements, which included narrowing the scope of the non-competition restrictions, removing representations and warranties relating to Cogent's intellectual property rights and increasing the amount of the proposed retention payments.

  From August 25 to 29, 2010, representatives of 3M held discussions with Morrison and certain of the key employees with respect to the proposed terms of the retention agreements. These discussions addressed the non-competition restrictions, intellectual property provisions and the amounts of the retention payments (and, in certain cases, performance targets that would need to be achieved in order to receive certain payments). By August 29, 2010, 3M and each of the eight key employees had agreed to the terms of the retention agreements. See "Section 11—Purpose of the Offer and Plans for Cogent; Executive Compensation Arrangements" for a discussion of such retention agreements."

        On page 32 of the Offer to Purchase, inserting the following sentence after the first sentence of the first paragraph under "Executive Compensation Arrangements":

  "We entered into the Retention Agreements with key Cogent employees in order to ensure continuity in operation of Cogent's business following the completion of transactions contemplated by the Merger Agreement."

        On page 34 of the Offer to Purchase, adding the following as a new seventh paragraph under "Executive Compensation Arrangements":

        "In addition, on August 29, 2010, Jian Xie, Cogent's Vice President, System Integration, Bruno Lassus, Cogent's Vice President, Commercial Systems, Mary Jane Abalos, Cogent's Vice President of Planning and Finance Operations, and Ankuo Wang, Cogent's General Manager—China, entered into retention agreements with us and Cogent containing terms substantially similar to the terms of the Retention Agreements executed by Messrs. Jasinski and Hollowich."

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: September 24, 2010

3M COMPANY
By:	/s/ GREGG M. LARSON Name: Gregg M. Larson Title: Deputy General Counsel and Secretary
VENTURA ACQUISITION CORPORATION
By:	/s/ CAROL A. PETERSON Name: Carol A. Peterson Title: Secretary

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  Item 2. Subject Company Information
  Item 4. Terms of the Transaction
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 9. Persons/Assets Retained/Employed, Compensated or Used.
SIGNATURE